UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

928449 206
(CUSIP Number)

Ronald P. Erickson
500 Union St, Suite 810, Seattle, WA 98101
206-903-1351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 928449 206

1.	Name of Reporting Persons.
Ronald P. Erickson (1)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 7,089,015

8. Shared Voting Power 0

9. Sole Dispositive Power 7,089,015

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,089,015

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9) 59.8% (35.7% on a fully diluted basis)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares owned directly by Ronald P. Erickson, his immediate family members and corporations controlled by Mr. Erickson. Mr. Erickson has voting control on all such shares.

Item 1. Security and Issuer

This Schedule 13D Amendment 5 (“13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Visualant, Incorporated (“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 810, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of that effective March 16, 2018, the Company entered into certain arrangements with Ronald P. Erickson, our Chief Executive Officer and/or entities in which Mr. Erickson has a beneficial interest. These arrangements are summarized below:

The Company entered into a Note and Account Payable Conversion Agreement pursuant to which (a) all $664,233 currently owing under the J3E2A2Z Notes was converted to a Convertible Redeemable Promissory Note in the principal amount of $664,233 (the “J3E2A2Z Convertible Note”), and (b) all $519,833 of the J3E2A2Z Account Payable was converted into a Convertible Redeemable Promissory Note in the principal amount of $519,833 (the “Account Payable Convertible Note”) together with a warrant to purchase up to 1,039,666 shares of common stock of the Company for a period of five years (the “J3E2A2Z Warrant”). The J3E2A2Z Convertible Note and the Account Payable Convertible Note are referred to in this Report collectively as the “Convertible Notes.”

In addition, effective as of January 31, 2018, Erickson was issued a warrant to purchase up to 855,000 shares of common stock of the Company for a period of five years (the “Erickson Warrant”). The J3E2A2Z Warrant and the Erickson Warrant are referred to herein collectively as the “Warrants”).

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”. Ronald P. Erickson is an American citizen. This “Reporting Person” is an institutional investor” or an “accredited investor.”

Information with respect to this Reporting Person is given solely by such Reporting Person.

Ronald P. Erickson has been a director and officer of Visualant since April 2003. He was appointed as our CEO and President in November 2009 and as Chairman of the Board in February 2015. Previously, Mr. Erickson was our President and Chief Executive Officer from September 2003 through August 2004, and was Chairman of the Board from August 2004 until May 2011.

A senior executive with more than 30 years of experience in the high technology, telecommunications, micro-computer, and digital media industries, Mr. Erickson was the founder of Visualant. He is formerly Chairman, CEO and Co-Founder of Blue Frog Media, a mobile media and entertainment company; Chairman and CEO of eCharge Corporation, an Internet-based transaction procession company, Chairman, CEO and Co-founder of GlobalTel Resources, a provider of telecommunications services; Chairman, Interim President and CEO of Egghead Software, Inc. a software reseller where he was an original investor; Chairman and CEO of NBI, Inc.; and Co-founder of MicroRim, Inc. the database software developer. Earlier, Mr. Erickson practiced law in Seattle and worked in public policy in Washington, DC and New York, NY. Additionally, Mr. Erickson has been an angel investor and board member of a number of public and private technology companies. In addition to his business activities, Mr. Erickson serves on the Board of Trustees of Central Washington University where he received his BA degree. He also holds a MA from the University of Wyoming and a JD from the University of California, Davis. He is licensed to practice law in the State of Washington.

The principal business address of Mr. Erickson is located at 500 Union St, Suite 810, Seattle, WA 98101.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.

This 13D gives notice of that effective March 16, 2018, the Company entered into certain arrangements with Ronald P. Erickson, our Chief Executive Officer and/or entities in which Mr. Erickson has a beneficial interest. These arrangements are summarized below:

The Company entered into a Note and Account Payable Conversion Agreement pursuant to which (a) all $664,233 currently owing under the J3E2A2Z Notes was converted to a Convertible Redeemable Promissory Note in the principal amount of $664,233 (the “J3E2A2Z Convertible Note”), and (b) all $519,833 of the J3E2A2Z Account Payable was converted into a Convertible Redeemable Promissory Note in the principal amount of $519,833 (the “Account Payable Convertible Note”) together with a warrant to purchase up to 1,039,666 shares of common stock of the Company for a period of five years (the “J3E2A2Z Warrant”). The J3E2A2Z Convertible Note and the Account Payable Convertible Note are referred to in this Report collectively as the “Convertible Notes.”

In addition, effective as of January 31, 2018, Erickson was issued a warrant to purchase up to 855,000 shares of common stock of the Company for a period of five years (the “Erickson Warrant”). The J3E2A2Z Warrant and the Erickson Warrant are referred to herein collectively as the “Warrants”).

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

Mr. Erickson

(a) As of March 16, 2018, Mr. Erickson beneficially owned 7,089.015 shares of Common Stock individually. This total includes 458.085 of issued common stock, 1,894,666 warrants to purchase to purchase common stock and convertible debentures that convert into 4,736,264 shares of common stock.

Mr. Erickson beneficially owned 59.8% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of March 16, 2018 of 5,214,726 plus Mr. Erickson’s warrants and convertible debt. On a fully diluted basis, Mr. Erickson beneficially owned 35.7% of the Common Stock outstanding, based on total shares outstanding as of March 16, 2018 of 5,214,726 plus all stock options, warrants and convertible debt.

(b) As of March 16, 2018, Mr. Erickson had sole voting power and sole dispositive power with respect to 7,089,015 shares of Common Stock individually.

(c) Within the 60 days prior to the filing of this Schedule 13D, Mr. Erickson acquired 6,630,930 shares of common stock of the Company related to the transactions which closed March 16, 2018.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents were attached to the Company’s Current Report on Form 8-K that was filed with the SEC on March 21, 2018:

Note and Account Payable Conversion Agreement dated January 31, 2018 by and between Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Convertible Redeemable Promissory Note dated January 31, 2018 by and between Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Convertible Redeemable Promissory Note for Accounts Payable dated January 31, 2018 by and between Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Common Stock Purchase Warrant dated January 31, 2018 by and between Visualant, Incorporated andJ3E2A2Z LP (incorporated herein by reference)

Common Stock Purchase Warrant dated January 31, 2018 by and between Visualant, Incorporated and Ronald P. Erickson (incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2018	By:	/s/ Ronald P. Erickson
Name: Ronald P. Erickson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)